                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 2000

[ ] Transaction report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934
    (no fee required)

For the transition  period from _____________________ to _____________________
Commission file number _______________________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               AUTOLIV ASP, INC.
                              EMPLOYEE SAVINGS AND
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 AUTOLIV, INC.
                               World Trade Center
                       Klarabergsviadukten 70, SE-1C7 24
                               Stockholm, Sweden
            Telephone number, including area code: +46 8 587 20 600

AUDITED FINANCIAL STATEMENTS AND SCHEDULE

Autoliv ASP, Inc. Employee Savings and Investment Plan
As of December 31, 2000 and 1999 and for the year ended December 31, 2000

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Audited Financial Statements and Schedule


            As of December 31, 2000 and 1999 and for the year ended
                           December 31, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule of Assets Held Purposes at End of Year...............................10

                         Report of Independent Auditors


Savings Trust Investment Committee
  and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


May 24, 2001

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                          DECEMBER 31
                                                    2000                1999
                                                --------------------------------
ASSETS
Investments                                     $124,942,075        $126,856,190
Contribution receivable                              491,840                  --
Accrued interest receivable                          166,163             134,410
                                                --------------------------------
Net assets available for benefits                125,600,078         126,990,600
                                                ================================



See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

           Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2000

INVESTMENT INCOME:
  Net appreciation in fair value of investments         $ (13,017,135)
  Interest income                                           1,766,552
  Dividend income                                             819,674
                                                        -------------
                                                          (10,430,909)
CONTRIBUTIONS:
  Participants                                             12,972,133
  Employer                                                  4,553,349
  Rollover contributions by participants                      647,759
  Transfer of assets from another plan                             --
                                                        -------------
                                                           18,173,241
                                                        -------------
Total additions                                             7,742,332

Withdrawals by participants                                (9,132,854)
                                                        -------------

Net increase (decrease)                                    (1,390,522)

Net assets available for benefits:
  Beginning of year                                       126,990,600
                                                        -------------
  End of year                                           $ 125,600,078
                                                        =============


See accompanying notes.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 2000


1. DESCRIPTION OF PLAN

The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in Autoliv, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of Autoliv ASP. Inc. (the "Company") are eligible to participate in the Plan. Employees become participants without satisfying any service requirements.

Contributions

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants' contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

Participants' Company contributions are allocated among any of eight investment fund options in accordance with participants' elections. Participants may transfer amounts from one investment fund to another.

Unless the Plan is otherwise notified, all employees who have elected to participate are automatically enrolled into the MFO Autoliv Fixed Return Fund at a contribution rate of three percent of base pay.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in their contributions and participant earnings, if any, thereon. Company contributions and earnings thereon become vested to the participant as follows:

          YEARS OF VESTING SERVICE IN PLAN               PERCENTAGE VESTED
          ------------------------------------------------------------------
          Less than 1                                             0%
          1 but less than 2                                      33
          2 but less than 3                                      66
          3 or more                                             100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants' Company contribution accounts which is not vested at the time of termination of employment is forfeited. Amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                   Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant's account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The interest rate on loans is the Trustee's prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

Administrative Expenses

The majority of administrative and general expenses of the Plan are paid by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                   Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

All of the Plan investments are held by the Autoliv ASP, Inc. Master Savings Trust (the Trust). The Plan represents 100% of the total assets of the Trust for both 2000 and 1999. In 1999, all of the assets of a plan formerly sponsored by a wholly-owned subsidiary of the Company were transferred into the Plan. The Trust invests the assets of the employee savings plan of the Company. The Northern Trust Company is the trustee of the Trust and custodian of the Autoliv Inc. stock fund. State Street Global Advisors is the Plan's record keeper.

Investments in common stock and mutual funds are recorded at fair value as determined by quoted prices in active markets.

Pooled separate accounts are recorded at fair value as determined by independent pricing services based on the current market values of the underlying assets.

Short-term investment fund units are purchased daily for any uninvested cash held in the Trust. These units are valued at par, which is equal to the redemption value.

Participant loans are valued at their outstanding balances, which approximate fair value.

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                   Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications

Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation.

3. INVESTMENTS

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in value as follows:

                                                                   NET REALIZED
                                                                  AND UNREALIZED
                                                                   APPRECIATION
                                                                  (DEPRECIATION)
                                                                  IN FAIR VALUE
                                                                 DURING THE YEAR
                                                                 ---------------
  DECEMBER 31, 2000
  Fair value as determined by quoted market prices:
    Common stocks:
      Autoliv, Inc.                                               $ (9,122,667)
      Mutual Funds                                                  (5,070,501)
  Fair value as determined by independent pricing services:
    Pooled separate accounts                                         1,278,399
  Fair value determined to be redemption value:
  Short-term investment fund                                          (102,366)
                                                                  ------------
                                                                  $(13,017,135)
                                                                  ============

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                   Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                    DECEMBER 31
                                               2000             1999
                                            ----------------------------
       MFO Autoliv Fixed Return Fund        $35,465,205      $38,050,631
       MFO BT Pyramid EQTY Index Fund        47,024,410       46,831,744
       MFO BT Pyramid Russell EQTY            7,870,724               --
       Autoliv, Inc. Stock Fund              12,404,189       16,198,303
       Participant Loans                      9,114,742        8,662,987

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 4, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. RELATED PARTY TRANSACTIONS

During 2000, the Plan received dividends from the Company of $819,674. Purchases of Autoliv, Inc. common stock amounted to $2,842,145 and sales of Autoliv, Inc. common stock were $1,256,766 in 2000.

                              Supplemental Schedule

             Autoliv ASP, Inc. Employee Savings and Investment Plan

          Schedule H, Line 4i - Schedule of Assets Held at End of Year

                            EIN 36-3640053, Plan 036

                                December 31, 2000


                                              DESCRIPTION OF
                                               INVESTMENTS,
                                         INCLUDING MATURITY DATE,
  IDENTITY OF ISSUE, BORROWER, LESSOR    RATE OF INTEREST, PAR OR      CURRENT
          OR SIMILAR PARTY                    MATURITY VALUE            VALUE
--------------------------------------------------------------------------------
  POOLED SEPARATE ACCOUNTS
  Autoliv ASP, Inc. Pre-Mixed Fund A                                 $1,628,216
  Autoliv ASP, Inc. Pre-Mixed Fund B                                  2,743,205
  Autoliv ASP, Inc. Pre-Mixed Fund C                                  5,593,257
                                                                   ------------
                                                                      9,964,678

  MUTUAL FUNDS
  MFO Autoliv Fixed Return Fund       2,735,409 shares               35,465,205
  MFO BT Pyramid EQTY Index Fund      4,901,563 shares               47,024,410
  MFO Bankers TR Daily INTL EAFE Fund   326,219 shares                2,966,431
  MFO BT Pyramid Russell 2000 EQTY      803,859 shares                7,870,724
                                                                   ------------
                                                                     93,326,770

* Autoliv, Inc. Common Stock            778,249 shares               12,404,189
  USD Short Term Investment Fund        131,696 shares                  131,696
* Participant Loans                     Interest rates ranging from
                                          6.8% to 14.2%, maturing
                                          through October 2010        9,114,742
                                                                   ------------
                                                                   $124,942,075
                                                                   ============

* Party-in-interest to the Plan

                                   SIGNATURES

     The Plan Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            AUTOLIV ASP, INC.
                                   EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   ------------------------------------
                                              (Name of Plan)

Date     6/28/01                   By      /s/ HANS BIORCK
     ---------------                  ---------------------------------
                                                (Signature)
                                             VICE PRESIDENT AND
                                           CHIEF FINANCIAL OFFICER

                                 Exhibit Index

Exhibit No.                      Description
-----------                      -----------
Exhibit 23             Consent of Independent Auditors